Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ): 33.611.500/0001-19

Company Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”) hereby informs its shareholders and the market that on this date, its subsidiary Gerdau Next S.A. (“Gerdau Next”) and Newave Energia I Advisory Fundo de Investimento em Participações Multiestratégia (“NW Capital”), as investors, signed binding instruments with Newave Energia S. A. (“Newave”) for the following: (i) underwriting of interest in Newave by Gerdau Next and NW Capital in the proportion of 33.33% and 66.67%, respectively; and (ii) the acquisition of long-term energy, by the Company and its subsidiaries, of thirty percent (30%) of the energy generated by the power generation projects held directly or indirectly by Newave and its subsidiaries, in the self-production model (“Operation”).

The Operation represents an investment in development of greenfield projects of electricity generation with a capacity of approximately 2.5 GW, exclusively from solar or wind sources, with the expectation of starting generation in the years 2025 and 2026, in brownfield projects and in electricity distribution activities, whether in the retail or directional modes and/or pre-payment transactions.

The Operation involves a greater competitiveness in the cost of the steel business and provide the Company with a clean energy supply and goes towards achieving the carbon emission reduction targets established by Gerdau.

The investment amount by Gerdau Next will be up to R$ 1,500,000,000.00 (one billion, five hundred million reais), divided into two phases. Initially, Gerdau Next will invest five hundred million reais (R$500,000,000.00) to be subscribed to and paid during the course of 2023, as set forth in the business plan approved by investors, and, in a second phase, up to one billion reais (R$1,000,000,000.00), conditioned on the achievement of certain targets. NW Capital and Investment Funds distributed by XP Investimentos, will invest one billion reais (R$1,000,000,000.00) to be subscribed to and paid during the course of 2023, as set forth in the same business plan, and, in a second phase, up to two billion reais (R$2,000,000,000.00) to be subscribed to by investors according to market funding.

Newave was born with the mission of accelerating energy transition in the country in order to promote the power of choosing renewable, competitive energy without bureaucracy. The company is an end-to-end player in this market, with operations spanning from generating clean energy to trading it.

The formalization of the Operation is subject to conditions precedent typical to operations of this nature, which include approval from antitrust authorities.

The Company will keep its shareholders and the market duly informed on the conclusion of the operation.

  São Paulo, November 25, 2022.

  Rafael Dorneles Japur

  Executive Vice President

  Investor Relations Officer